(212) 756-2153	edward.schauder@srz.com

October 28, 2005

By EDGAR

Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention:	Ms. Jennifer Gowetski
Mr. Owen Pinkerton

Re:	DynCorp International LLC—Registration Statement on Form S-4
File No. 333-127343 (the “Registration Statement”)

Dear Ms. Gowetski and Mr. Pinkerton:

On behalf of DynCorp International, LLC (the “Registrant”), we have filed simultaneously by EDGAR Amendment No. 2 to the above-referenced Registration Statement (“Amendment No. 2”) addressing comments contained in the Comment Letter (as defined below). We note that the appropriate filing fee was previously sent by the Registrant to the Commission by wire transfer.

This letter is in response to the comments of the Staff set forth in its letter dated October 25, 2005, concerning the Registration Statement (the “Comment Letter”). For the convenience of the Staff, we have repeated each of the Staff’s comments in italics immediately above our responses to each corresponding comment. Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in Amendment No. 2.

Our responses to the Staff’s comments set forth in the Comment Letter are as follows:

General

1.	We note your statements that you are a “leading” provider of a broad range of critical outsourced technical services. We further note the support you provided that indicates you are approximately the twentieth largest government contractor in terms of total revenue, but only a fraction of the size of the fifth largest government contractor. Please revise your disclosure to quantify your leadership position and describe your relative size in comparison to the top five government contractors in terms of total revenue or, alternatively, provide us with additional information regarding your leadership position.

The Registrant has deleted references to its “leading” position in Amendment No. 2.

Prospectus Summary, page 3

2.	We note your statement that you have increased your revenues and EBITDA from fiscal 2001 through fiscal 2005 at compound annual growth rates of 34.7% and 49.2%, respectively. We further note that you do not provide audited financial statements for fiscal years 2001 and 2002. As a result, please omit references to your compound annual growth rates for these periods.

The Registrant has revised its disclosure to reference the compound annual growth rates in its revenues and EBITDA from fiscal 2003 through fiscal 2005.

3.	We note your response to comment no. 13 and the revised disclosure that: “Although we began to operate independently as a stand-alone entity on December 27, 2000, since 1951, our predecessors have provided essential services to numerous U.S. government departments and agencies.” We also note your response where you indicate that DynCorp was responsible for its own operations and never fully integrated into CSC after its acquisition. Please revise your disclosure to make clear that the company operated as a separate subsidiary of first the former DynCorp and later CSC. Your characterization of the company as a “stand-alone entity” may leave investors with the impression that the company operated exclusively on its own and did not have access to the financial or other resources of the parent. In light of the transition services agreement you have entered into with CSC, it does not appear that you operated in this manner.

The revisions requested by the Staff have been made.

4.	We note your response to comment no. 15 and the revised disclosure. We further note the registration statement on Form S-1 filed by DynCorp International Inc. that discloses you had a net loss of $14 million for fiscal 2005. Please revise your disclosure on page 1 to be consistent with the disclosure in the Form S-1 and balance your discussion of the company’s financial position with disclosure regarding the net loss for 2005, including a brief description of the factors that have contributed to the net loss. Alternatively, explain the apparent inconsistency.

The Registrant has updated its narrative discussion included on page 1 of its S-4 filing to be consistent with the narrative discussion included in the S-1 filing of its parent, DynCorp International, Inc. For both filings, the narrative discussion of fiscal 2005 results give effect to the acquisition of the Registrant’s by Veritas Capital from Computer Sciences Corporation. As a part of the acquisition, the Registrant’s parent issued $125 million of mandatory redeemable preferred stock. These instruments are treated as debt for accounting purposes. Interest expense related to the preferred stock at the parent company level is the reason for pro forma fiscal 2005 net income differences between the Registrant’s S-4 filing and its parent’s S-1 filing.

Business Strategy, page 2

5.	We note your response to comment no. 22 and the revised disclosure. Since you highlight your “Competitive Strengths” in the summary section, please provide comparable disclosure of the risks you face under a separate subheading that for the summary risk factors.

The disclosures requested by the Staff have been made.

Organizational Chart, page 5

6.

We note your response to comment no. 16 and the revised organization chart. We further note that Veritas Capital and its affiliates and other third party investors hold all of the outstanding shares of DIV Holding LLC. We reissue the portion of the comment that requested that you include your ultimate parent. In addition, please identify the affiliates of Veritas Capital and the third party investors that hold shares of DIV Holding LLC and provide their respective ownership percentages. Please make corresponding changes to the chart on page 29.

The disclosure requested by the Staff has been added.

Risk Factors, page 14

Risks Related to Our Indebtedness, page 14

The indenture governing the Notes, our senior secured credit facility…, page 15

7.	We note your response to comment no. 27 and the revised disclosure. Please note that the cross-references are not sufficient to briefly describe how these restrictions limit your ability to do the things listed in the bullet points, and we reissue the comment. In particular, please briefly describe whether you are allowed to incur any additional indebtedness or repay any indebtedness. In addition, please define “restricted payments.”

The Registrant has revised the disclosure in this section to make clear that the instruments listed do not act as complete prohibition on the activities listed but rather impose some limitation on those activities. A detailed summary of limitations is contained under the captions “Description of Material Indebtedness” and “Description of the New Notes”. As Todd Matras of our office discussed with Jennifer Gowetski on October 26, the Registrant has not listed each and every type of permitted activity as many of those activities are immaterial. Rather, the Registrant has indicated that for each of the permitted activities, that they are “customary for credit facilities of this sort” and listed sampling of the ones that are most relevant.

8.	We note that the senior secured credit facility also restricts the maximum amount of your capital expenditures during each year of its term. Please expand your disclosure to briefly describe these restrictions.

The disclosure requested by the Staff has been added.

Risks Relating to the New Notes, page 16

Your right to receive payments on the New Notes…, page 16

9.	We note your response to comment no. 30 and the deletion of the language regarding the prohibition on all payments on the New Notes and the subsidiary guarantees in the event of a payment default on your senior indebtedness and, for limited periods, upon the occurrence of other defaults under your senior indebtedness. Please revise to include this language and briefly describe the “other” defaults and quantify “limited” periods or advise us as to why this disclosure is not material to the risk factor.

The Registrant has added the previously deleted language that you requested and included a cross reference to “Description of the New Notes—Subordination” which fully describes the subordination provisions, including the defaults that would prohibit payment on the New Notes and the periods related thereto.

Loss of our skilled personnel…, page 25

10.	We note your response to comment no. 39 and the revised disclosure that you “depend” on your “senior management.” We continue to believe that you should identify the specific members of your senior management team upon whom you are reliant, and we reissue the comment.

Upon reflection, the Registrant has deleted the reference pertaining to its dependence on its senior management.

The 2005 Acquisition, page 27

11.	We note your response to comment no. 40 and the revised disclosure that you are currently negotiating the amount of the working capital adjustment. Please advise us as of the date on which the working capital adjustment was first disputed and when you expect to complete the final purchase price adjustment.

As required under the Purchase Agreement, Computer Sciences Corporation delivered to the Registrant a draft calculation of the net working capital on April 6, 2005. The Registrant delivered a notice objecting to the draft calculation on May 5, 2005. We negotiated the amount of the working capital adjustment with Computer Sciences Corporation and on October 27, 2005 entered into a settlement agreement with Computer Sciences Corporation pursuant to which Computer Sciences Corporation will receive an additional 65,550 shares of our parent’s preferred stock valued at $65.55 million. The Registrant has revised its disclosure accordingly.

Management’s Discussion and Analysis, page 40

12.	We note your response to comment no. 44 that the disclosure has been added. We are unable to locate the disclosure in this section. Please advise or revise.

The disclosure requested by the Staff has been added.

13.	We note your response to comment no. 45 and the revised disclosure. We re-issue the portion of our comment that asked that you discuss the amount of cash flow required to service your debt and how this will impact your operations going forward. Please revise accordingly.

The revisions requested by the Staff have been made.

Contact Backlog, page 43

14.	We note your response to comment no. 48 and the revised disclosure. We further note that unfunded backlog is the actual dollar value of unexercised contract options. Please clarify, if true, that the customer may never exercise these contract options. In addition, please disclose, if true, that these options still would be subject to the annual appropriations process and discuss the uncertainties associated with the appropriations process.

The disclosure requested by the Staff has been added.

Liquidity and Capital Resources

Debt and Other Obligations, page 56

15.

We note your response to comment no. 50 and the revised disclosure that the senior credit facility also restricts the maximum amount of your capital expenditures during each year of the senior credit facility. We re-issue the portion of our comment that asked that you expand your disclosure to briefly describe these restrictions and discuss how all of the covenants will impact your operations going forward. Please revise accordingly.

The disclosure requested by the Staff has been added.

Business, page 69

Backlog, page 78

16.	We note your response to comment no. 56 and the revised disclosure that backlog does not take into account any expenses associated with the contracts. Please revise to include disclosure comparable to that found on page 43 indicating that converting backlog into revenue would not reflect net income associated with the contracts.

The disclosure requested by the Staff has been added.

17.	We note your response to comment no. 57 and the supplemental materials provided. With respect to Tab 11 to the supplemental materials provided in support of the statements on page 73 related to estimates by the Government Electronics and Information Technology Association or GEIA, please confirm that GEIA was the source of the spreadsheet or alternatively tell us who created the spreadsheet.

The spreadsheet was created by the underwriters for the Registrant. The Registrant has provided the Staff with the backup for all figures used in the compilation of the spreadsheet supplementally, including the GEIA Services & Support presentation, the deflator figures from the White House Office of Management and Budget, and the National Defense Budget Estimates for FY 2005, from the Department of Defense. The GEIA data in the rows under “O&M Addressable Market - Budget Authority - FY 2005 Constant dollars” were obtained from the GEIA Services and Support presentation.

Management Incentives, page 88

18.	We note your response to comment no. 62 and the revised disclosure that “certain other members” of management will participate in your profits through a plan that grants them Class B interests in DIV Holding LLC. We re-issue the portion of that comment that asked you to identify the named executives who will be eligible for this program. In addition, please state that you are unable to quantify the aggregate dollar value of the grants that will be made under the plan. Please tell us when you expect an enterprise value of the company will be established.

The disclosure requested by the Staff has been added. We expect an enterprise value of the Registrant will be established at the time of the pricing of the initial public offering.

Certain Relationships and Related Transactions, page 91

19.

We note your response to comment no. 66 that the disclosure pertaining to the fees payable to CSC has been added. We further note your disclosure on page 4 that the total cost of the transition services during fiscal 2005 and the three months ended July 1, 2005, were $355,000 and $988,000 respectively. Please expand your disclosure in this section to include this information and clarify whether you are still receiving services pursuant to the transition agreement.

The disclosure requested by the Staff has been added. In addition, the Registrant has revised the cost of transition services for the three months ended July 1, 2005 from $988,000 to $644,000.

Available Information, page 150

20.	We note your response to comment no. 73 and the revised disclosure. We further note the disclosure on page 150 that references the Public Reference Section at 450 West Fifth Street N.W., Washington, D.C. 20549. Please revise to note that the Public Reference Section is also located at 100 F Street, NE, Room 1580, Washington, DC 20549.

The disclosure requested by the Staff has been added.

Financial Statements

Note 1 – Summary of Significant Accounting Policies, page F-8

21.	We have considered your response to our prior comment 76. Please tell us which of your predecessor entities represents the parent entity and its basis for consolidation. Cite any relevant accounting literature in your response.

The predecessor entity representing the parent entity is DynCorp International, LLC. The other predecessor entities were also entities controlled by DynCorp. Prior to the February 11, 2005 Acquisition, these entities under common control were reorganized under DynCorp International, LLC. As disclosed in Note 1, “the accompanying financial statements are the historical financial statements of the Company, as reorganized in anticipation of the transaction with the Successor Parent on an “as if pooled” basis”. This presentation is consistent with guidance provided by Statement of Financial Accounting Standards 141 Business Combinations; Appendix D paragraphs D14 through D18, and retroactively restates the results for the predecessor periods. The Registrant believes that the financial statements for all periods presented are in accordance with Rule 3-01 of Regulation S-X.

Unaudited financial statements for the period ended July 1, 2005

Note 3 – Acquisitions

February 11, 2005 Transaction

22.	We note that you have determined an estimated range of consideration due to the seller for the working capital adjustment. Tell us and clarify if the contingent consideration is currently payable and provide your analysis of the guidance in paragraphs 26-27 of SFAS 141 for determining when you will record these amounts in your financial statements.

The Registrant’s parent, DynCorp International Inc., entered into a settlement agreement with its former parent, Computer Sciences Corporation, on October 27, 2005. The settlement agreement provides for Computer Sciences Corporation to receive 65,550 shares of preferred stock of the Successor Parent, DynCorp International, Inc. In accordance with paragraphs 26 and 27 of SFAS 141, the Registrant will record the purchase price adjustment as a part of its 2nd fiscal quarter ending September 30, 2005. The Company has determined the requirements identified in SFAS 141 paragraphs 26 and 27 are met for reporting its 2nd fiscal quarter based on the following:

•	Paragraph 26 of SFAS 141 identifies the appropriate time to record a liability related to contingent consideration as the point in time outcome of the contingency is determinable beyond a reasonable doubt.

•	Paragraph 27 of SFAS 141 further clarifies that contingent consideration usually should be recorded when the contingency is resolved and consideration is issued or becomes issuable.

In addition to the working capital adjustment, the settlement agreement included resolution of the responsible party for certain liabilities in existence at the acquisition date, February 11, 2005. The resolution of these items will result in the Registrant amending its purchase price allocation during its 2nd fiscal quarter, September 30, 2005.

* * * * * *

Amendment No. 2 to the Registration Statement was filed by the Registrant in response to the comments set forth in the Comment Letter. This filing is being made to satisfy contractual obligations of the Registrants. In order to avoid extensive interest penalties, the Registration Statement will need to be declared effective on or prior to November 8, 2005. In an attempt to meet this deadline, we respectfully request your prompt review of Amendment No. 2 to the Registration Statement.

If you have any questions or comments or require further information with respect to the foregoing, please do not hesitate to call me at (212) 756-2153 or Michael Littenberg of this firm at (212) 756-2524.

Very truly yours,

/s/ Edward Schauder, Esq.
Edward Schauder, Esq.

cc:	Michael J. Thorne

DynCorp International, LLC

Chief Financial Officer

Michael R. Littenberg, Esq.

Schulte Roth & Zabel LLP

Partner